December 6, 2018

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SPDR® Index Shares Funds: Post-Effective Amendment No. 141 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-92106 and 811-21145)

Ladies and Gentlemen:

On November 29, 2018, our client, SPDR® Index Shares Funds (the “Trust”), filed with the Commission Post-Effective Amendment No. 141 to the Trust’s Registration Statement on Form N-1A (“PEA No. 141”), via EDGAR Accession No. 0001193125-18-337950. The purpose of PEA No. 141 is to reflect revised principal investment strategies for the Trust’s SPDR Solactive Canada ETF (formerly, SPDR MSCI Canada StrategicFactors ETF), SPDR Solactive Germany ETF (formerly, SPDR MSCI Germany StrategicFactors ETF), SPDR Solactive Japan ETF (formerly, SPDR MSCI Japan StrategicFactors ETF) and SPDR Solactive United Kingdom ETF (formerly, SPDR MSCI United Kingdom StrategicFactors ETF) (each, a “Fund”) related to a change in the respective underlying index each Fund tracks.

The Trust notes that the Staff previously reviewed Post-Effective Amendment No. 138 to the Trust’s Registration Statement on Form N-1A (“PEA No. 138”) with respect to the SPDR Solactive Hong Kong ETF, which was filed with the Commission via EDGAR Accession No. 0001193125-18-222355 on July 20, 2018. The Staff provided comments on PEA No. 138, certain of which were addressed in disclosure changes made in Post-Effective Amendment No. 139 to the Trust’s Registration Statement on Form N-1A (“PEA No. 139”), which was filed with the Commission via EDGAR Accession No. 0001193125-18-274377 on September 17, 2018. The disclosure in PEA No. 141 is substantially similar to the disclosure in PEA No. 139, except for disclosure with respect to the specific country on which each Fund and corresponding underlying index focuses. In particular, the following sections of PEA No. 141 include country-specific disclosure that differs from PEA No. 139: (i) in the prospectus under “The Fund’s Principal Investment Strategy,” “Principal Risks of Investing in the Fund” and “Additional Risk Information” and (ii) in the SAI under “Investment Restrictions.” Pursuant to Investment Company Act Release No. 13768, the Trust respectfully requests selective review of PEA No. 141 and directs the Staff’s attention to those sections specified.

December 6, 2018

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik